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Exhibit (a)(5)

News Release

For Immediate Release

March 2, 2010

Media Contact: Litex Industries, Limited Attn: CFO 3401 West Trinity Blvd. Grand Prairie, TX 75050	Investor Contact: Morrow & Co., LLC 470 West Avenue Stamford, CT 06902 Banks and Brokers Call: (203) 658-9400 All Others Please Call Toll-Free: (800) 662-5200

LITEX INDUSTRIES, LIMITED

LITEX INDUSTRIES, LIMITED COMMENCES TENDER OFFER TO ACQUIRE
ALL OUTSTANDING SHARES OF CRAFTMADE INTERNATIONAL, INC.
FOR $5.25 PER SHARE IN CASH

        Grand Prairie, Texas, March 2, 2010—Litex Industries, Limited ("Litex") today announced that its subsidiary, Litex Acquisition #1, LLC, has commenced a cash tender offer for all outstanding shares of common stock of Craftmade International, Inc. (OTCQX: CRFT) at a price of US $5.25 per share. The offer and withdrawal rights are scheduled to expire at 5:00 P.M., New York City time, on April 7, 2010, unless the offer is extended.

        Litex stated, "While we continue to prefer to reach a negotiated agreement with Craftmade International, Inc.'s Board, their refusal to engage with us regarding our proposal has left us with no alternative but to take our offer directly to Craftmade International, Inc.'s stockholders. We believe our offer provides Craftmade International, Inc.'s stockholders with immediate cash value that exceeds what the company could reasonably expect to deliver on its own, particularly given current uncertain market conditions and execution risks inherent in Craftmade International, Inc.'s standalone strategy."

        The Litex tender offer of $5.25 per share represents a 81.7% premium to Craftmade International, Inc.'s closing share price on January 14, 2010, the day prior to the public disclosure of Litex's proposal, and a 124.4% premium to Craftmade International, Inc.'s 60-day average closing price ending January 14, 2010. The tender offer is not conditioned on financing and represents a total equity value of approximately $29,000,000.00.

        The offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn before the expiration of the offer at least the number of shares of common stock (the "Common Stock") of Craftmade International, Inc., together with the associated Series A Preferred stock purchase rights (the "Rights," and together with such shares of Common Stock, the "Shares"), which, together with the Shares then owned by Litex and its subsidiaries (including Litex Acquisition #1, LLC), represents at least a majority of the total number of Shares outstanding on a fully-diluted basis; (ii) Craftmade International, Inc.'s Board of Directors having redeemed the Rights or Litex Acquisition #1, LLC being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger described in the Offer to Purchase; and (iii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The tender offer is also subject to certain other conditions contained in the Offer to Purchase.

        The complete Offer to Purchase, Letter of Transmittal and other offering documents are to be filed with the U.S. Securities and Exchange Commission today. Craftmade International, Inc.'s stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to Morrow & Co., LLC, the Information Agent for the offer, at Banks and Brokers Call: (203) 658-9400. All Others Please Call

Toll-Free: (800) 662-5200. Additional information about the transaction, including the offering documents, will also be available at www.litexfans.com.

        Stifel, Nicolaus & Company, Incorporated is acting as dealer manager, Greenberg Traurig, LLP as legal counsel, and Morrow & Co., LLC as information agent in connection with the tender offer.

About Litex

        Litex, founded in 1980, is an importer of ceiling fans and lighting fixtures ranging from classical to imaginative. Litex's state-of-the-art manufacturing and distribution facilities, located in Grand Prairie, Texas, combined with its exceptional quality control standards plants Litex on the cutting edge of the industry.

Additional Information

        This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Craftmade International, Inc. common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Litex Acquisition #1, LLC with the Securities and Exchange Commission ("SEC") later today. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Litex Acquisition #1, LLC with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, at Morrow & Co., LLC, Banks and Brokers Call: (203) 658-9400; All Others Please Call Toll-Free: (800) 662-5200.

        Litex Acquisition #1, LLC is not currently engaged in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. However, in connection with Litex Acquisition #1, LLC's proposal to acquire Craftmade International, Inc., certain directors and officers of Litex Acquisition #1, LLC may participate in meetings or discussions with Craftmade International, Inc. stockholders. Litex Acquisition #1, LLC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Litex Acquisition #1, LLC does engage in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. in connection with its proposal to acquire Craftmade International, Inc., Litex Acquisition #1, LLC will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Exchange Act.

        No assurance can be given that the proposed transaction described herein will be consummated by Litex Acquisition #1, LLC, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Litex Acquisition #1, LLC will realize the anticipated benefits of the proposed transaction.

        Any information regarding Craftmade International, Inc. contained herein has been taken from, or is based upon, publicly available information. Although Litex Acquisition #1, LLC does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Litex Acquisition #1, LLC does not undertake any responsibility for the accuracy or completeness of such information.

        Litex Acquisition #1, LLC does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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  Exhibit (a)(5)
For Immediate Release